= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

    As filed with the Securities and Exchange Commission on January 28, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                   SCHEDULE TO
             Tender Offer Statement under Section 14(d)(1) or 13(e)
                     Of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)
                      ------------------------------------

                              EASTMAN KODAK COMPANY
                      (Name of Subject Company - - Issuer)

                              EASTMAN KODAK COMPANY
                       (Name of Filing Person - - Offeror)

                     ---------------------------------------

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $2.50 PER SHARE,
   ISSUED UNDER THE EASTMAN KODAK COMPANY 1990 OMNIBUS LONG-TERM COMPENSATION PLAN, THE EASTMAN KODAK COMPANY 1995 OMNIBUS LONG-TERM COMPENSATION PLAN,
    THE KODAK STOCK OPTION PLAN, THE WAGE DIVIDEND PLAN AND THE 2000 OMNIBUS
                          LONG-TERM COMPENSATION PLAN
                         (Title of Class of Securities)

                     ---------------------------------------

                                  JOYCE P. HAAG
                                    SECRETARY
                               LAURENCE L. HICKEY
                               ASSISTANT SECRETARY
                              EASTMAN KODAK COMPANY
                        ROCHESTER, NEW YORK 14650 - 0218
                             TELEPHONE: 585-724-4368
                             FACSIMILE: 585-724-9549
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

                     ---------------------------------------

                                   COPIES TO:
                              Deborah McLean Quinn
                                Nixon Peabody LLP
                           Clinton Square, Suite 1300
                            Rochester, New York 14604
                                  585-263-1307
                             Facsimile: 585-263-1600

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

/  /     Third-party tender offer subject to Rule 14d-1.
/X /     Issuer tender offer subject to Rule 13e-4.
/  /     Going-private transaction subject to Rule 13e-3.
/  /     Amendment to Schedule 13D under Rule 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS
 OF THE TENDER OFFER:      /  /

This Amendment No. 1 amends and supplements the Tender Offer Statement of Eastman Kodak Company ("Kodak") on Schedule TO, filed with the Securities and Exchange Commission on January 18, 2002 (the "Tender Offer Statement"), relating to the offer by Kodak to exchange outstanding employee stock options to purchase common stock, par value $2.50 per share, issued under the Eastman Kodak Company 1990 Omnibus Long-Term Compensation Plan, the Eastman Kodak Company 1995 Omnibus Long-Term Compensation Plan, the Kodak Stock Option Plan, the Wage Dividend Plan and the 2000 Omnibus Long-Term Compensation Plan, upon the terms and subject to the conditions st forth in the Offer to Exchange, dated January 28, 2002 and the Election Package (including the Election Form) filed herewith as Exhibit 99.8. Additional exhibits, consisting of the Change Package (including the Change
Form), the form the Personal Statement for each eligible employee, and the Press Release, dated January 25, 2002, announcing the approval of the Option Exchange Program at the Special Meeting of Shareholders, are attached hereto as Exhibits 99.9, 99.10, and 99.11.

Item 12.  Exhibits.

Item 12 of the Tender Offer Statement is hereby amended to add a reference to Exhibits 99.8 through 99.12 which are filed herewith as follows:

Exhibit 99.8 (a)(1) Election Package with Election Information, Election Instructions and Election Form

Exhibit 99.9 (a)(1) Change Package with Change of Election Information, Change Instructions and Change Form

Exhibit 99.10     (a)(1)  Form of Personal Statement for each eligible employee

Exhibit 99.11 (a)(5) Press Release, dated January 25, 2002 announcing the approval of the Option Exchange Program at the Special Meeting of Shareholders

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                       EASTMAN KODAK COMPANY
Dated:  January 28, 2002
                                       By:  /s/ Joyce P. Haag
                                           ------------------------------
                                            Joyce P. Haag
                                            Secretary